December 22, 2023

Via EDGAR

Mr. Patrick Fullem/Ms. Erin Purnell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Micropolis Holding Company (the “Company”) Draft Registration Statement on Form F-1 Submitted October 16, 2023 CIK No. 0001993431

Dear Mr. Fullem/ Ms. Purnell

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 8, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1. Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended DRS”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1 submitted October 16, 2023

General

1.	Please revise, in the appropriate section, to provide the information required by Item 3.B of Form 20-F regarding indebtedness.

Response: The Company notes the Staff’s comment and respectfully submits that the staff of the Division of Corporation Finance has advised that they will not object if a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in the registration statement. See International Reporting and Disclosure Issues in the Division of Corporate Finance, Section III.B.f. (November 1, 2004). The Company has revised the disclosure on page 41 to provide a statement of the Company’s capitalization on an actual basis and as adjusted to reflect the sale of the Company’s ordinary shares and the intended application of the net proceeds from the offering. The Company has also revised the disclosure on page 52 to provide a statement of indebtedness as at June 30, 2023.

2.	We note your disclosure regarding partnerships with QSS Robotics and the Dubai Police. Please elaborate on these partnerships and disclose the material terms of these partnerships, include each parties’ rights and obligations, the duration of the partnerships, and the termination provisions. Please file any material agreements as exhibits in a future amendment. Refer to Item 601(b)(10) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the disclosure on pages 77 to 79 of the Amended DRS to elaborate on, and disclose the material terms of, the partnerships with the Dubai Police and QSS Robotics. The partnership agreements with the Dubai Police and QSS Robotics will be filed as Exhibits 10.4 and 10.6, respectively.

Cover Page

3.	Please revise the cover page to provide a cross-reference to the risk factors section, including the page number where it appears in the prospectus. Refer to Item 501(b)(5) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the cover page to include cross-reference to the risk factors section.

4.	Please revise footnote two to disclose the price at which the underwriters’ warrants will be exercisable and that they may be exercised immediately on a cashless basis.

Response: We respectfully advise the Staff that we have revised footnote two on the cover page in accordance with the Staff’s comment.

Summary Risk Factors, page 6

5.	We note the inclusion of a bulleted summary of the principal risk factors. Please amend the summary of principal risk factors so that it is no more than two pages. Refer to Item 105(b) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the Summary Risk Factors section beginning on page 6 of the Amended DRS to include no more than two pages of principal risk factors.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer” Emerging Growth Company, page 10

6.	On page 11, you disclose that given that you currently report and expect to continue to report under U.S. GAAP, you have irrevocably elected not to avail yourselves of the extended transition period and, as a result, you will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. However, we note that your financial statements included in the filing were prepared in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board rather than U.S. GAAP. Please note that the term “new or revised financial accounting standards” refers to any update issued by the FASB to its Accounting Standards Codification after April 5, 2012, the date of the enactment of the JOBS Act. Please revise your disclosure to correct this inconsistency. In addition, please tell us what consideration you gave to revising your risk factor on pages 31-32 regarding your plan to comply with any new or revised financial accounting standards.

Response: We respectfully advise the Staff that we have revised the disclosure on pages 10 and 34 of the Amended DRS to clarify that as the Company prepares its financial statements in accordance with the International Financial Reporting Standards (the “IFRS”), it is unable to take advantage of the extended transition period. As IFRS standards make no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the Company will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

Presentation of Financial and Other Information, page 12

7.	We note your disclosure that unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with U.S. GAAP and also, that unless otherwise indicated, all references to currency amounts in this prospectus are in USD. In light of the fact that it appears your audited financial statements are presented in accordance with IFRS and are presented in your reporting currency of the AED, please revise this inconsistency on page 12.

Response: We respectfully advise the Staff that we have revised the disclosure on pages 11 and 33 of the Amended DRS to clarify that the financial information contained in the prospectus have been prepared in accordance with IFRS issued by the International Accounting Standards Board. We also revised the disclosure on page 11 to state that the Company’s reporting currency is AED.

Summary Financial Information, page 14

8.	We note that your Summary Financial Information presented beginning on page 14, as well as your Selected Combined Financial and Operating Data beginning on page 41, include a column for both 2022 and 2021 amounts in US Dollars. Please note that dollar equivalent or convenience translations are generally not permitted, except that a convenience translation may be presented only for the most recent fiscal year and any subsequent interim period. Translation should be made at the exchange rate on the balance sheet date or most recent date practicable, if materially different. The rate used for the convenience translation should generally be the rate that the issuer would use if dividends were to be paid in U.S. dollars.

Response: We respectfully advise the Staff that we have updated the Summary Financial Information section beginning on page 13 and the Selected Combined Financial and Operating Data beginning on page 43 of the Amended DRS to delete the US Dollars column for 2021. The Company notes the Staff’s comment on exchange rate.

Risk Factors, page 17

9.	We note your disclosure that this section describes some of the significant risks known to you now. Please revise to state that you have described the material risks known to you. Refer to Item 105 of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the disclosure on page 19 of the Amended DRS in accordance with the Staff’s comment.

We may not exclusively own 100% of all intellectual property and technologies..., page 20

10.	We note your disclosure that you may not exclusively own 100% of all intellectual property that you develop. Please revise to address your current arrangements and clearly state whether you own 100% of your intellectual property and related technologies.

Response: We respectfully advise the Staff that we have revised the disclosure on page 20 of the Amended DRS to clarify that we do not exclusively own 100% of all intellectual property that we develop. We also revised our disclosure on pages 22, 78 and 79 of the Amended DRS to elaborate on the arrangements relating to ownership of intellectual property.

Special Note Regarding Forward-Looking Statements, page 36

11.	We note your statement that you have not independently verified the statistical data and estimates obtained from industry publications contained in your prospectus. This statement may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete this statement or specifically state that you are liable for such information.

Response: We respectfully advise the Staff that we have revised the disclosure on pages 38 and 55 of the Amended DRS to delete the statement that the Company has not independently verified the statistical data and estimates obtained from industry publications, in accordance with the Staff’s comment.

Use of Proceeds, page 37

12.	We note your disclosure on page 47 that certain amounts are due to be “paid back post-IPO” to Diamond Developer Co. Limited and Mr. Fares Mohd Said Mustafa Abubaker. If a portion of the proceeds are to be used to reduce or discharge indebtedness, please revise to describe the interest rate and maturity of such indebtedness. Refer to Item 3.C.4 of Form 20-F.

Response: We respectfully advise the Staff that we have revised the disclosure on page 52 of the Amended DRS to clarify that the loans are interest-free and have no maturity date, and that the proceeds will not be used to discharge the two loans. Instead, these loans will be repaid by the Company’s future revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 47

13.	Please discuss your ability to generate and obtain adequate amounts of cash to meet your requirements and plans for cash in the short-term (i.e. the next 12 months) and plans for cash in the long-term (i.e., beyond the next 12 months). Refer to Item 5.B of Form 20-F.

Response: We respectfully advise the Staff that we have revised the disclosure on page 52 of the Amended DRS to discuss the Company’s plan for its cash requirements in both short term and long term.

Business, page 54

14.	We note a portion of the proceeds will be used for marketing and public relations. Please revise to provide a description of the marketing channels used by the company. Refer to Item 4.B.5 of Form 20-F.

Response: We respectfully advise the Staff that we have revised the disclosure on pages 62 and 63 of the Amended DRS to disclose the Company’s marketing strategy.

Our Major Suppliers, page 73

15.	We note you entered into a professional services agreement with Siemens. Please revise to disclose all of the material terms of the agreement, including the duration and termination provisions.

Response: We respectfully advise the Staff that we have revised page 82 of the Amended DRS to disclose all of the material terms of the agreement with Siemens, including the duration and termination provisions.

Related Party Transactions, page 91

16.	We note multiple loans and amounts due to related parties. Please revise to disclose the interest rates and maturity dates of such loans.

Response: We respectfully advise the Staff that we have revised page 99 of the Amended DRS to include the interest rates and maturity dates of the related party loans.

Description of Share Capital and Governing Documents, page 92

17.	Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A .2 of Form 20-F.

Response: We respectfully advise the Staff that we have revised page 100 of the Amended DRS to state that none of the Company’s outstanding ordinary shares are held in the United States or by record holders in the United States other than MPolis LLC.

Financial Statements

Balance Sheets, page F-3

18.	You indicate that the financial statements were authorized for issue on April 26, 2023 by your General Manager. However, we note that your auditor’s report on page F-2 was dated October 11, 2023. Please help us understand how your financial statements were authorized for issue prior to the audit report date. Please advise or revise accordingly.

Response: We respectfully advise the Staff that we have revised page F-2 of the Amended DRS to remove the relevant statement that the financial statements were authorized for issue on April 26, 2023.

Statements of Comprehensive Income, page F-4

19.	Please revise to include disclosure of earnings per share as required by paragraph 66 of IAS 33 and Item 5-03(b)(25) of Regulation S-X. Also, we note from your disclosure in Note 2 that you have issued 100 shares of common stock. However, your disclosure of principal shareholders on page 90 indicates that there are more than 29 million shares issued prior to the offering and footnote disclosure refers to a reorganization of your ordinary shares. Please explain to us, and revise your disclosure within the notes to the financial statements and elsewhere to explain the nature of this reorganization and how it has been reflected in your financial statements.

Response: We respectfully advise the Staff that we have revised the statement of comprehensive income on page F-3 of the Amended DRS to disclose earnings / (loss) per share. The reorganization of the Company’s ordinary shares referred to new issuances of shares in September 2023. We have revised page 98 to clarify this and also revised Note 22 on page F-24 of the Amended DRS to present such new issuances of the Company’s ordinary shares which happened after the reporting date of the financial statements.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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